Apps Genius Corp.
157 Broad Street, Suite 303
Red Bank, New Jersey 07701

January 18, 2011

VIA EDGAR and FEDERAL EXPRESS
Mr. Matthew Crispino, Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Apps Genius Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 30, 2010
File No. 333-170715

Dear Mr. Crispino:

We are in receipt of your comment letter dated January 12, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.
We note that in response to prior comment 1, you have disclosed your primary SIC code as 4822.  The SIC code for your company in the EDGAR system appears to be 7374.  Please revise your cover page accordingly or advise.  You may also wish to consult the SEC Code List, which is available on our website at:
http://www.sec.gov/info/edgar/siccodes.htm.

Answer:  We have revised our cover page to correctly state that our SIC code is 7374.

Management’s Discussion and Analysis of Financial Condition and Result of Operations

Liquidity and Capital Resources, page 21

2.
We note that your cash balance as of December 28, 2010 ($143,000) is less than the next 12 months of anticipated expenses ($485,000).  Accordingly, we reissue part of our prior comment 8 to please disclose the minimum period of time that you will be able to conduct your planned operations using currently available capital resources.  Also, please disclose the likelihood that you will be able to pursue your current business plan.

Answer: On page 21, we have revised our liquidity and capital resources section to disclose the minimum period of time that we will be able to conduct our planned operations using currently available capital resources.  Also, we disclosed the likelihood that we will be able to pursue our current business plan and the risk that would occur if we are unable to secure additional funds.

Directors, Executive Officers, Promoters and Control Persons

Adam M. Kotkin, Chief Executive Officer and Director, page 23

3.	We refer to your response to prior comment 9. Please describe the principal business of BigString Corporation and LiveInsurance.com. See Item 401(e) of Regulation S-K.

Answer:  On page 23, we have revised our description to provide the principal business of BigString Corporation as an online instant messaging company and LiveInsurance.com as an online insurance agency.

Transactons with Related Persons and Certain Control Persons, page 24

4.
We note the additional disclosure provided in response to prior comment 11.  Please provide the approximate dollar amount involved in your transaction with PeopleString and, if applicable, the approximate dollar value of the amount of Mr. Kotkin’s interest in the transaction.  Refer to Paragraphs (a)(3) and (d) of Item 404 of Regulation S-K.  Please also file a written description of the terms of your oral agreement with PeopleString Corporation as an exhibit to your registration statement.  Refer to Item 601(b)(10)(ii)(A) of Regulation S-K and Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Answer:  On page 24, we have added additional disclosure regarding the agreement between us and PeopleString to market our games to users of PeopleString. We have clarified that neither party receives cash compensation for this arrangement. Additionally, we are attaching a description of the terms of our oral agreement to the Registration Statement.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Adam Kotkin
Adam Kotkin
Chief Executive Officer and Executive Director